Form 20-F/A
period 2018-12-31
Orchard Therapeutics plc
filed 2019-04-26
CIK 1748907

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.  85,865,557 ordinary shares, nominal value £0.10 per share, as of December 31, 2018

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2018 (the “Form 20-F”) filed on March 22, 2019 (the “Original Filing Date”), is being filed solely to replace Exhibit 4.12 with the attached Exhibit 4.12 to reflect amendments to paragraph 4(a) of the Instructions as to Exhibits of Form 20-F, governing redaction of confidential information in material contracts, which became effective as of April 2, 2019.

In addition, the Company is including in this Amendment currently dated certifications from its Chief Executive Office and Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 12.1 and 12.2, respectively. Because no financial statements have been included in this Form 20-F/A, paragraph 3 of the certifications have been omitted.

Except for the revised Exhibit, this Amendment does not amend any other information set forth in the Form 20-F. This Amendment speaks as of the Original Filing Date, does not reflect any events that may have occurred subsequent to the Original Filing Date, and does not modify or update in any way any disclosures made in the Form 20-F.

Item 19. Exhibits.

Incorporation by Reference
Exhibit Number	Description	Schedule/Form	File Number	Exhibit	File Date

4.12*††	Lease Agreement, dated as of December 11, 2018, by and between BPP Pacific Industrial CA Non-REIT Owner 2 LLC and Orchard Therapeutics North America

12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.

††	Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and this Amendment No. 1 thereto and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

Orchard Therapeutics plc

Date: April 26, 2019	By:	/s/ Mark Rothera
Mark Rothera
President and Chief Executive Officer